PROSPECTUS SUPPLEMENT
(To prospectus dated June 8, 1998)

                                  $150,000,000
                         COLUMBUS SOUTHERN POWER COMPANY

                    4.40% Senior Notes, Series E, due 2010


      We will pay interest on the Series E Notes (the Senior Notes) on June 1 and December 1 of each year, beginning June 1, 2004. The Senior Notes will mature on December 1, 2010. We may redeem the Senior Notes at our option at any time either as a whole or in part at a redemption price equal to 100% of the principal amount of the Senior Notes being redeemed plus a make-whole premium, together with accrued and unpaid interest to the redemption date. The Senior Notes do not have the benefit of any sinking fund.

      The Senior Notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to all of our secured debt from time to time outstanding, including $16,000,000 of outstanding first mortgage bonds as of September 30, 2003. We will issue the Senior Notes only in registered form in multiples of $1,000.

      We currently operate as a functionally separated electric utility company and no longer charge bundled rates for our retail sales of electricity. The State of Ohio has enacted restructuring legislation which provides for the legal separation of our generation-related assets from our electric transmission and distribution assets. We have sought regulatory approval to legally separate our transmission and distribution assets from our generation-related assets pursuant to such Ohio legislation and to transfer the transmission and distribution assets to a to-be-formed affiliate (Columbus Southern Wires). However, we are currently planning to comply with restructuring legislation through continued functional separation. If we are unable to remain functionally separated and we legally separate, holders will have the option to exchange their Senior Notes for notes of Columbus Southern Wires (Columbus Southern Wires Notes) identical in all material respects to the Senior Notes. Alternatively, a holder may elect to retain its Senior Notes. If any holder fails to elect to retain its Senior Notes, unless otherwise required by law, such holder will be deemed to have exercised its option to exchange its Senior Notes for Columbus Southern Wires Notes. For more information on the actions that need to be taken for Columbus Southern Power to remain functionally separated, see THE COMPANY--Functional Separation in this prospectus supplement.

      Investing in these Senior Notes involves risks. See the Section entitled "RISK FACTORS" beginning on page S-6 of this prospectus supplement for more information.



                                                    Per Senior Note       Total


      Public offering price (1) . . . . . . . .           99.790%  $149,685,000

      Underwriting discount     . . . . . . . .             .625%  $    937,500

      Proceeds, before expenses,
        to Columbus Southern Power Company. . .           99.165%  $148,747,500

      (1) Plus accrued interest, if any, from November 25, 2003, if settlement occurs after that date

      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Senior Notes or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      The Senior Notes will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about November 25, 2003.


           Sole Lead Manager

Merrill Lynch & Co.                                  The Royal Bank of Scotland

                              --------------------
          The date of this prospectus supplement is November 20, 2003.

                                TABLE OF CONTENTS

                              Prospectus Supplement
                                                                    Page

THE COMPANY.......................................................  S-3
RISK FACTORS......................................................  S-6
RATIO OF EARNINGS TO FIXED CHARGES................................  S-18
USE OF PROCEEDS...................................................  S-18
SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES......................  S-18
CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES..  S-23
UNDERWRITING......................................................  S-28


                                   Prospectus

AVAILABLE INFORMATION ............................................ 2
DOCUMENTS INCORPORATED BY REFERENCE .............................. 2
TABLE OF CONTENTS ................................................ 3
THE COMPANY....................................................... 3
USE OF PROCEEDS .................................................. 3
RATIO OF EARNINGS TO FIXED CHARGES................................ 4
DESCRIPTION OF NEW NOTES ......................................... 4
DESCRIPTION OF NEW JUNIOR SUBORDINATED DEBENTURES ................10
LEGAL OPINIONS....................................................16
EXPERTS...........................................................16
PLAN OF DISTRIBUTION..............................................16

      In this prospectus supplement, the terms "we," "our," "us," "Company" and "Columbus Southern Power" mean Columbus Southern Power Company. You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement is accurate only as of the date on the front cover of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.


                                   THE COMPANY

General

      We generate, sell, purchase, transmit and distribute electric power. We serve approximately 689,000 customers in Ohio. We also sell and transmit power at wholesale to other electric utilities, municipalities, electric cooperatives and non-utility entities engaged in the wholesale power market. Our principal executive offices are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000). We are a subsidiary of American Electric Power Company, Inc. (AEP), a public utility holding company, and we are a part of the American Electric Power integrated utility system. The executive offices of AEP are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number 614-716-1000).

Regulation

      We are currently regulated by the Federal Energy Regulatory Commission
(FERC), Securities and Exchange Commission (SEC) and The Public Utilities Commission of Ohio (PUCO). Beginning January 1, 2001, with the implementation of Ohio's electric restructuring legislation (S.B. 3), the PUCO effectively ceased rate regulation of our generation and transmission functions. The FERC continues to regulate our transmission and wholesale power transactions and the SEC continues its regulatory oversight of us as a utility owned by an electric utility holding company registered under the Public Utility Holding Company Act of 1935 (the 1935 Act).

Ohio Restructuring

      S.B. 3 requires vertically integrated electric utility companies that offer competitive retail electric service in Ohio to separate their generating functions from their transmission and distribution functions. Effective January 1, 2001, S.B. 3 removed generation and other competitive functions from rate regulation by the PUCO. S.B. 3 also provides for the period during which retail customers can choose their electric power suppliers or have the protection of default retail electric service (Default Service) at frozen generation rates from the incumbent utility (Development Period). The Development Period began on January 1, 2001 and will terminate no later than December 31, 2005, but the PUCO may terminate the Development Period for one or more customer classes before that date if it determines either that effective competition exists in the incumbent utility's certified territory or that there is a twenty percent switching rate of the incumbent utility's load by the customer class. The PUCO, however, has approved a settlement among a non-affiliated utility and certain Ohio stakeholders that effectively extends that utility's protection of Default Service at agreed to generation rates through 2008. We have opened discussions with our Ohio stakeholders, including staff of the PUCO, addressing similar post-Development Period issues.

      Following the Development Period, retail customers will receive distribution and, where applicable, transmission service from the incumbent utility whose distribution rates will be approved by the PUCO and whose transmission rates will be approved by the FERC. Retail customers will continue to have the right to choose their electric power suppliers or have the protection of Default Service which must be offered by the incumbent utility at market rates. The PUCO has circulated a draft of proposed rules on competitive bidding processes but has not yet identified the specific method by which it will determine market rates for Default Service following the Development Period.

Functional Separation

      We are currently operating on a functionally separated basis. With respect to retail customers in Ohio, we are providing (i) distribution service at rates approved by the PUCO (which rates will be frozen at the end of the Development Period through December 31, 2008); (ii) transmission service at rates approved by FERC (the aggregate of the transmission and distribution rates are frozen per S.B.3 through the Development Period, such that any adjustment of our transmission rates by FERC will be mitigated by a corresponding adjustment to Columbus Southern Power's distribution rate by the PUCO); and (iii) Default Service at current generation rates, which are frozen during the Development Period. Although we could purchase power from third parties (and reserve all of our own generation capacity for sales into the wholesale power market), we currently meet our Default Service obligation from our own and affiliated sources of generation.

      While we are presently operating as a functionally separated electric utility company, we have sought and, from certain governmental entities, obtained regulatory approval to legally separate. However, it is currently our intention to remain functionally separated. Management believes that because we have not and do not plan to participate in the competitive retail generation market in Ohio during the Development Period (or during any effective extension of Default Service at agreed to generation rates following the Development Period), we would not be required under S.B. 3 to legally separate. If we remained functionally separated throughout the Development Period, we would operate as described in the paragraph above and bear the risk that our generation costs (including the price of fuel and the costs of environmental compliance) exceed the frozen generation rates we charge our Default Service customers. We would be foreclosed from marketing generation to retail customers in Ohio served by other utilities who might otherwise be willing to purchase from us at rates higher than our frozen Default Service rate. Any such prohibition on marketing to retail customers in Ohio would not likely apply to marketing to wholesale customers.

      If legal separation is not required following the end of the Development Period and unless the protection of Default Service at agreed to generation rates is extended, the principal difference in post-Development Period operations would be that the rates we could charge for providing Default Service would be at market rates as determined by the PUCO, not the current frozen generation rate. Given that the PUCO has not yet identified the method by which it will determine market rates for Default Service following the Development Period, it is not possible to predict how market rates will be determined. We would bear the risk that the costs of providing Default Service exceed what is determined to be market rates. Further, foregoing participation in the competitive retail generation market in Ohio would likely bar us not only from marketing generation to retail customers as described above but, possibly, from submitting bids to provide retail generation service in auctions or similar proceedings which the PUCO may direct to determine the market price for generation for Default Service providers.

      Although the FERC has approved our right of withdrawal from the Interconnection Agreement dated July 6, 1951, as amended (Power Pool) and the AEP System Interim Allowance Agreement (Allowance Agreement) as part of its order approving the settlement agreements and AEP's restructuring application, we are not required to withdraw and have remained a party to each. If we remain a party to these agreements, notification to or approval by the FERC may be required. Our withdrawal from the Power Pool and Allowance Agreement would effectively end our rights and obligations in those agreements, including our duty to sell power to and our right to receive revenues from the remaining regulated utility affiliates which are parties to those agreements. Our withdrawal would free our generation capacity for other wholesale marketing transactions, including wholesale transactions with affiliates.

Our Operations If We Legally Separate

      If we are unable to remain functionally separated and we legally separate, the transmission and distribution assets (Transmission and Distribution Business) may be transferred to a to-be-formed subsidiary (Columbus Southern Wires), with the shares of Columbus Southern Wires then being distributed to AEP in a transaction intended to qualify for tax-free treatment for United States income tax purposes. Columbus Southern Power would continue to own and operate the generation business. Columbus Southern Wires would be regulated (i) by the FERC with respect to its transmission rates; (ii) by the SEC as a utility owned by an electric utility holding company registered under the 1935 Act; and (iii) by the PUCO with respect to its distribution rates. In the case of legal separation, Columbus Southern Power would be regulated by the FERC with respect to its wholesale power sales and by the SEC as a utility owned by an electric utility holding company registered under the 1935 Act. The effective freeze in the aggregate transmission and distribution rates of Columbus Southern Power pursuant to S.B. 3 would apply through the end of the Development Period, at which time the distribution rate would remain frozen through December 31, 2008.

      During the remainder of the Development Period, Columbus Southern Wires would be responsible for providing distribution service at rates approved by the PUCO (which rates would remain frozen from the end of the Development Period through December 31, 2008), transmission service at rates approved by FERC and Default Service at current generation rates which are frozen during the Development Period. Columbus Southern Wires could purchase power from third parties to meet its Default Service obligations, or it could enter into an agreement with a power marketing affiliate (PMA), also owned by AEP, to purchase all of the generation that Columbus Southern Wires requires to meet its Default Service obligation at a price equal to the amounts Columbus Southern Wires collects from its Default Service customers. To enable the PMA to meet this requirement, management would cause Columbus Southern Power to sell power to PMA at Columbus Southern Power's cost. Because it would buy at Columbus Southern Power's cost and sell to Columbus Southern Wires at the current frozen generation rate, PMA would bear the risk that its costs exceed what it collects from Columbus Southern Wires. All of the power supply agreements between PMA and Columbus Southern Wires would be characterized as straight "pass-through" agreements with respect to rates, as PMA would recover only those amounts that Columbus Southern Wires charges its retail customers.

      Following the end of the Development Period, Columbus Southern Wires would continue to be responsible for providing distribution, transmission and Default Service to retail customers in its franchised service areas in Ohio. Unless the protection of Default Service at agreed to generation rates is extended, the principal difference in post-Development Period operations would be that the rates Columbus Southern Wires could charge for providing Default Service would not be frozen at the current generation rate but would be a market rate, which the PUCO has yet to identify the method for determining. It is not possible to predict the method by which market rates will be determined. Although it is currently anticipated that the generation supply component would be a pass through component for providers of Default Service, Columbus Southern Wires would bear the risk that its costs of providing Default Service exceed the amount that it recovers, such recoverable amount being the market rate that is determined by the PUCO.

                                  RISK FACTORS

      You should carefully consider the following factors and other information contained in this prospectus supplement and the accompanying prospectus before deciding to purchase Senior Notes. The risk factors set forth below are generally applicable to the Senior Notes as well as any notes that would be offered in exchange as a result of legal separation. Any of these risks could materially adversely affect our business, financial condition and results of operations, which could in turn materially adversely affect the price of the Senior Notes.

        RISKS RELATED TO OUR REGULATED BUSINESS AND EVOLVING REGULATION

We may need regulatory or other approval to remain functionally separated; if we are unable to remain functionally separated, we need SEC approval.

      As discussed more fully under THE COMPANY--Functional Separation, we currently operate as a functionally separated electric utility. Ohio has enacted restructuring legislation (S.B.3) which provides for the legal separation of our generation-related assets from our Transmission and Distribution Business. The PUCO has approved our transition plan to legally separate our Transmission and Distribution Business as provided by Ohio restructuring legislation. However, we are currently planning to comply with restructuring legislation through continued functional separation.

      Management believes that because we have not and do not plan to participate in the competitive retail generation market in Ohio during the Development Period (or during any effective extension of Default Service at agreed to generation rates following the Development Period), we would not be required under S.B. 3 to legally separate. We can give no assurance that we can remain functionally separated.

      If we are unable to remain functionally separated and we are required to legally separate, we would still need SEC approval to legally separate. We can give no assurance that the SEC would not impose material adverse terms as a condition to approving our legal separation.

We operate in a changing regulatory environment.

      Our business plan is based on the regulatory framework as described under THE COMPANY--Functional Separation and assumes that deregulated generation in Ohio will not be re-regulated. There can be no assurance that Ohio will not reverse or revise its current regulatory initiatives, and there can be no assurance that recent federal legislative and regulatory initiatives, which have been designed to facilitate competition in the energy sector, will continue or will not be reversed. Alteration of the regulatory landscape in which we operate will impact the effectiveness of our business plan and may harm our financial condition and results of operations.

          RISKS RELATED TO OUR TRANSMISSION AND DISTRIBUTION BUSINESS

      The following risk factors describe the risks that would be associated with our Transmission and Distribution Business. Under this subheading, "Transmission and Distribution Business" also refers to the to-be-formed Columbus Southern Wires that may own our Transmission and Distribution Business if we legally separate. See RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY--We are subject to risks associated with a changing economic environment and RISKS RELATED TO OUR GENERATION AND RELATED ASSETS--Our operating results may fluctuate on a seasonal and quarterly basis reflecting, in part, weather conditions below.

Our Transmission and Distribution Business is operating in a new market environment in which our Transmission and Distribution Business and others have little operating experience.

      The competitive electric market in Ohio is new. Our Transmission and Distribution Business has not had any significant operating history under the market framework created by the Ohio restructuring legislation. While to date the transition has not resulted in material difficulties, unforeseen difficulties could develop which could become material. Additionally, structural changes adopted to address any such difficulties could materially adversely affect our Transmission and Distribution Business' revenues and results of operations.

Rate regulation of our Transmission and Distribution Business may delay or deny full recovery of costs.

      Our Transmission and Distribution Business currently provides distribution service to retail customers in Ohio at rates effectively frozen through December 31, 2008 and approved by the PUCO. These distribution rates are regulated by the PUCO based on an analysis of our expenses incurred in a test year. Thus, the rates we are allowed to charge may or may not match our expenses at any given time. While rate regulation in Ohio is premised on providing a reasonable opportunity to earn a reasonable rate of return on invested capital, there can be no assurance that the PUCO will judge all of our Transmission and Distribution Business' costs to have been prudently incurred or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of our Transmission and Distribution Business' costs.

Disruptions at power generation facilities owned by affiliates or third parties could interrupt our Transmission and Distribution Business' sale of distribution and transmission services.

      Our Transmission and Distribution Business could depend on power generation facilities owned by our affiliates through the Development Period, and following that time, possibly third parties to provide the electric power that our Transmission and Distribution Business transmits and distributes to our Transmission and Distribution Business' customers. If legal separation occurs, Columbus Southern Wires, the owner of our Transmission and Distribution Business, will not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, our Transmission and Distribution Business' services may be interrupted, and our revenues, financial condition and results of operations may be adversely affected.

Our Transmission and Distribution Business' revenues and results of operations are subject to risks that are beyond its control.

      Unless mitigated by timely and adequate regulatory recovery, the cost of repairing damage to our Transmission and Distribution Business' facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events, in excess of reserves established for such repairs, may adversely impact our Transmission and Distribution Business' revenues, operating and capital expenses and results of operations.

Uncertainty exists regarding FERC proposed security standards.

      In July 2002, the FERC published for comment its proposed security standards as part of the Standards for Market Design. These standards are intended to ensure all market participants have a basic security program that effectively protects the electric grid and related market activities and require compliance by January 1, 2004. The impact of these proposed standards is far-reaching and has significant penalties for non-compliance. These standards apply to marketers, transmission owners and power producers, including our Transmission and Distribution Business. Compliance with these standards would represent a significant effort that would impact our Transmission and Distribution Business. Unless the cost can be recovered from customers, results of operations and cash flows would be adversely affected.

      After the FERC's proposal in 2002, the North American Electric Reliability Council (NERC), with FERC's support, developed a new set of standards to address industry compliance. These new standards closely parallel the proposed FERC standards in both content and compliance time frames, and were approved by the NERC ballot body in June 2003. AEP is developing financial requirements for security implementation and compliance with these NERC standards. Since these financial requirements are not yet determined, management cannot predict the impact of such standards or future results of operations and cash flows.

The different regional power markets in which we compete or will compete in the future have changing transmission regulatory structures, which could affect our performance in these regions.

      Our Transmission and Distribution Business' results are likely to be affected by differences in the market and transmission regulatory structures in various regional power markets. Problems or delays that may arise in the formation and operation of new regional transmission organizations, or RTOs, may restrict our ability to sell power produced by our generating capacity to certain markets if there is insufficient transmission capacity otherwise available. The rules governing the various regional power markets may also change from time to time which could affect our costs or revenues. Because it remains unclear which companies will be participating in the various regional power markets, or how RTOs will develop or what regions they will cover, our Transmission and Distribution Business is unable to assess fully the impact that these power markets may have on its business.

      In May 2002, AEP announced an agreement with the Pennsylvania-New Jersey-Maryland RTO (the PJM) Interconnection to pursue terms for participation in its RTO. In July 2002, the FERC tentatively approved the decision of certain AEP subsidiaries, including us, to join PJM subject to certain conditions being met. The performance of these conditions is only partially under AEP's control. In October 2002, PJM announced that the referenced AEP subsidiaries and other unaffiliated utilities planned to turn functional control of their transmission lines over to PJM during the first quarter of 2003 and were scheduled to become full members by May 2003. Legislation adopted in a jurisdiction in which one of our affiliates operates and other regulatory considerations have delayed our participation in PJM.

      On July 23, 2003, the FERC issued an order directing PJM and the Midwest ISO to make compliance filings for their respective Open Access Transmission Tariffs to eliminate, by November 1, 2003, the Regional Through and Out Rates
(RTOR) on transactions where the energy is delivered within the Midwest ISO and PJM regions (RTO Footprint). The elimination of the RTORs will reduce the transmission service revenues collected by the RTOs and thereby reduce the revenues received by transmission owners under the RTOs' revenue distribution protocols. The order provided that affected transmission owners could file to offset the elimination of these revenues by increasing rates or utilizing a transitional rate mechanism to recover lost revenues that result from the elimination of the RTORs. The FERC also found that the RTOR of some of certain utilities, including us and a number of our affiliates, may be unjust, unreasonable, and unduly discriminatory or preferential for energy delivered in the RTO Footprint. FERC has initiated an investigation and hearing in regard to these rates. We made a filing with the FERC supporting the justness and reasonableness of our rates in August 2003 and made a joint filing with unaffiliated utilities, on October 14, 2003, proposing a regional revenue replacement mechanism for the lost revenues, in the event that FERC eliminates our ability to collect RTOR in the RTO Footprint. Also on October 14, 2003, FERC issued an order delaying the November 1, 2003 elimination of RTORs without setting a new date for such elimination. At this time, management is unable to predict the ultimate outcome of this investigation, or its impact (though it may be material) on our future results of operations, cash flows and financial condition.

      Management is unable to predict the outcome of these transmission regulatory actions and proceedings or their impact on the timing and operation of RTOs, our transmission operations or future results of operations and cash flows.

Uncertainty exists as to consequences related to a widespread power outage occurring in August 2003.

      On August 14, 2003, eight states and southern Canada experienced a widespread power outage. The cause of the outage has not been determined. AEP is now in the process of accumulating data and evaluating the status of its electrical system prior to and during the outage event. Uncertainty exists as to any potential for liability and apportionment of such liability in connection with such power outage.

              RISKS RELATED TO OUR GENERATION AND RELATED ASSETS

      The following risk factors describe the risks that are associated with our generation business. Unless we legally separate and transfer our Transmission and Distribution Business, these risks are inherent to the nature of our business. To the extent that we are unable to remain functionally separated and we legally separate and transfer our Transmission and Distribution Business to Columbus Southern Wires, Columbus Southern Wires would not own or operate any power generation facilities, but would, however, be responsible for providing default generation service. This default generation responsibility is currently contemplated to be a "pass-through" component for default service suppliers, such as Columbus Southern Wires. Given the absence of definitive regulatory direction in this area, however, no assurance can be given as to the pass-through nature of default generation service in Ohio. See THE COMPANY--Our Operations If We Legally Separate.

We have limited ability to pass on to our customers our costs of production.

      We are exposed to risk from changes in the market prices of coal used to generate power. The protection afforded by retail fuel clause recovery mechanisms was eliminated effective January 1, 2001 by the implementation of customer choice in Ohio. Because the risk of fuel price increases, increased environmental compliance costs and generating unit outage cannot be passed through to customers during the Market Development Period in Ohio (which will end no later than December 31, 2005), we retain these risks.

      Until the end of the Development Period, our Transmission and Distribution Business is required to provide power at capped rates, which may be below current market rates, to retail customers that do not choose an alternative power generation supplier. We currently provide the power that our Transmission and Distribution Business is required to provide to non-switching customers. This means that we bear the risk of fuel and power price increases, increased costs of environmental compliance and generating unit outage. Following the end of the Development Period, there is no obligation to sell to such customers at capped generation rates. By law, the cost of generation service for customers that do not choose an alternative power generation supplier must be at market rates. The determination of what constitutes market rates has not been resolved by the PUCO. If, following the end of the Development Period, our costs to acquire or provide generation service to such customers exceed what is determined to be market rates, our financial condition and results of operations would be adversely affected. See THE COMPANY--Ohio Restructuring.

Our default service does not restrict customers from switching power suppliers.

      Those default service customers that we serve may choose to purchase power from alternative suppliers. Should they choose to switch from us, our sales of power may decrease. Customers originally choosing alternative suppliers may later switch to our default service obligations. This may increase demand above our facilities' available capacity. Thus, any such switching by customers could have an adverse effect on our results of operations and financial position. Conversely, to the extent the power sold by us to meet the default service obligations could have been sold to third parties at more favorable wholesale prices, we will have incurred potentially significant lost opportunity costs.

Changes in commodity prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance.

      We are heavily exposed to changes in the price and availability of coal because virtually all of our generating capacity is coal-fired. We have contracts of varying durations for the supply of coal for most of our existing generation capacity, but as these contracts end, we may not be able to purchase coal on terms as favorable as the current contracts.

      Changes in the cost of coal and changes in the relationship between such cost and the market price of power will affect our financial results. Since the price we obtain for power may not change at the same rate as the change in coal costs, we may be unable to pass on the changes in costs to our customers. In addition, the price we can charge our retail customers in Ohio is frozen through December 31, 2005.

      In addition, actual power prices and fuel costs will differ from those assumed in financial projections used to initially value our trading and marketing transactions, and those differences may be material. As a result, our financial results may be diminished in the future as those transactions are marked to market.

We may not be able to respond effectively to competition from other generation companies.

      We may not be able to respond in a timely or effective manner to the many changes in the power industry that may occur as a result of regulatory initiatives to increase competition. To the extent that competition increases, our profit margins may be negatively affected. Industry deregulation may not only continue to facilitate the current trend toward consolidation in the utility industry but may also encourage the disaggregation of other vertically integrated utilities into separate generation, transmission and distribution businesses. As a result, additional competitors in our industry may be created, and we may not be able to maintain our revenues and earnings levels.

      While demand for power is generally increasing throughout the United States, the rate of construction and development of new, more efficient electric generation facilities may exceed increases in demand in some regional electric markets. The start-up of new facilities in our regional markets could increase competition in the wholesale power market in our region, which could harm our business, results of operations and financial condition. Also, industry restructuring in our region could affect our operations in a manner that is difficult to predict, since the effects will depend on the form and timing of the restructuring.

Our costs of compliance with environmental laws are significant, and the cost of compliance with future environmental laws could harm our cash flow and profitability.

      Our operations are subject to extensive federal, state and local environmental statutes, rules and regulations relating to air quality, water quality, waste management, natural resources and health and safety. Compliance with these legal requirements requires us to commit significant capital toward environmental monitoring, installation of pollution control equipment, emission fees and permits at all of our facilities. These expenditures have been significant in the past, and we expect that they will increase in the future. Costs of compliance with environmental regulations could harm our industry, our business and our results of operations and financial position, especially if emission and/or discharge limits are tightened, more extensive permitting requirements are imposed, additional substances become regulated and the number and types of assets we operate increase.

We anticipate that we will incur considerable capital costs for environmental compliance.

      Virtually all of our generating capacity is coal burning. We plan to install new emissions control equipment and may be required to upgrade existing equipment, purchase emissions allowances or reduce operations. We expect to spend $87 million (of which $68 million had been expended as of September 30, 2003) in connection with the installation of emission control equipment at our facilities to comply with the new nitrogen oxide emission rules under the Clean Air Act. Moreover, environmental laws are subject to change, which may materially increase our costs of compliance or accelerate the timing of these capital expenditures. Our compliance strategy, although reasonably based on the information available to us today, may not successfully address the relevant standards and interpretations of the future.

Governmental authorities may assess penalties on us for failures to comply with environmental laws and regulations.

      If we fail to comply with environmental laws and regulations, even if caused by factors beyond our control, that failure may result in the assessment of civil or criminal penalties and fines against us. Recent lawsuits by the U.S. Environmental Protection Agency (EPA) and various states filed against us highlight the environmental risks faced by generating facilities, in general, and coal-fired generating facilities, in particular.

      Since 1999, we and some of our affiliates have been involved in litigation regarding generating plant emissions under the Clean Air Act. EPA and a number of states alleged that we and eleven unaffiliated utilities modified certain units at coal-fired generating plants in violation of the Clean Air Act. EPA filed complaints against us and some of our affiliated public utility subsidiaries in U.S. District Court for the Southern District of Ohio. A separate lawsuit initiated by certain special interest groups was consolidated with the EPA case. The alleged modification of the generating units occurred over a 20 year period.

      If these actions are resolved against us, substantial modifications of our existing coal-fired power plants would be required. In addition, we could be required to invest significantly in additional emission control equipment, accelerate the timing of capital expenditures, pay penalties and/or halt operations at certain plants. Moreover, our results of operations could be reduced and our financial position could suffer due to the consequent distraction of management and the expense of ongoing litigation.

We are unlikely to be able to pass on the cost of environmental compliance to our customers.

      Most of our contracts with wholesale customers do not permit us to recover additional capital and other costs incurred by us to comply with new environmental regulations. Due to the deregulation of generation in Ohio, we cannot currently recover through increased rates additional capital and other costs incurred by us to comply with new environmental regulations with respect to our generation previously regulated in Ohio.

Our operating results may fluctuate on a seasonal and quarterly basis reflecting, in part, weather conditions.

      Electric power generation is generally a seasonal business. In many parts of the country, demand for power peaks during the hot summer months, with market prices also peaking at that time. In other areas, power demand peaks during the winter. As a result, our overall operating results in the future may fluctuate substantially on a seasonal basis. The pattern of this fluctuation may change depending on the terms of power sale contracts we enter into. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. We expect that unusually mild weather in the future could diminish our results of operations and harm our financial condition.

Changes in technology may significantly affect our business by making our power plants less competitive.

      A key element of our business model is that generating power at central power plants achieves economies of scale and produces power at relatively low cost. There are other technologies that produce power, most notably fuel cells, microturbines, windmills and photovoltaic (solar) cells. It is possible that advances in technology will reduce the cost of alternative methods of producing power to a level that is competitive with that of most central power station electric production. If this were to happen and if these technologies achieved economies of scale, our market share could be eroded, and the value of our power plants could be reduced. Changes in technology could also alter the channels through which retail electric customers buy power, thereby harming our financial results.

          RISKS RELATED TO OUR POWER TRADING AND WHOLESALE BUSINESSES

We have significantly reduced the scope and scale of our power trading and marketing operations.

      In October 2002, AEP announced its plans to reduce the exposure to energy trading markets of its subsidiaries that trade power (including us) and to downsize the trading and wholesale marketing operations conducted on behalf of such subsidiaries. Our power trading and marketing operations are limited to risk management around our generation assets and those of our regulated affiliates. If we are unable to remain functionally separated and we legally separate, Columbus Southern Power would own and operate all our current generation facilities and assets. Trading and marketing operations that were not limited to risk management around such assets have contributed to our wholesale revenues and earnings in the past. Management is unable to predict the effect this downsizing of our trading operations will have on our future results of operations and cash flows. The following risk factors appearing under this subheading should be read in light of the announcements discussed in this paragraph.

Our revenues and results of operations are subject to market risks that are beyond our control.

      We sell a portion of the power from our generation facilities into the spot market or other competitive power markets or on a contractual basis. We also enter into contracts to purchase and sell electricity as part of our power marketing and trading operations. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through regulated rates, and our revenues and results of operations are likely to depend, in large part, upon prevailing market prices for power in our regional markets and other competitive markets. These market prices may fluctuate substantially over relatively short periods of time. It is reasonable to expect that trading margins may erode as markets mature and that there may be diminished opportunities for gain should volatility decline. In addition, the FERC, which has jurisdiction over wholesale power rates, as well as independent system operators that oversee some of these markets, may impose price limitations, bidding rules and other mechanisms to address some of the volatility in these markets. Fuel prices may also be volatile, and the price we can obtain for power sales may not change at the same rate as changes in fuel costs. These factors could reduce our margins and therefore diminish our revenues and results of operations.

      Volatility in market prices for fuel and power may result from:

o     weather conditions;
o     seasonality;
o     power usage;
o     illiquid markets;
o     transmission or transportation constraints or inefficiencies;
o     availability of competitively priced alternative energy sources;
o     demand for energy commodities;
o     natural gas, crude oil and refined products, and coal production levels;
o     natural disasters, wars, embargoes and other catastrophic events; and
o federal, state and foreign energy and environmental regulation and legislation.

Our power trading (including fuel procurement and power marketing) and risk management policies cannot eliminate the risk associated with these activities.

      Our power trading (including fuel procurement and power marketing) activities expose us to risks of commodity price movements. We attempt to manage our exposure through enforcement of established risk limits and risk management procedures. These risk limits and risk management procedures may not always be followed or may not work as planned and cannot eliminate the risks associated with these activities. As a result, we cannot predict the impact that our power trading and risk management decisions may have on our business, operating results or financial position.

      We routinely have open trading positions in the market, within established guidelines, resulting from the management of our trading portfolio. To the extent open trading positions exist, fluctuating commodity prices can improve or diminish our results of operations and financial position.

      Our power trading and risk management activities, including our power sales agreements with counterparties, rely on projections that depend heavily on judgments and assumptions by management of factors such as the future market prices and demand for power and other energy-related commodities. These factors become more difficult to predict and the calculations become less reliable the further into the future these estimates are made. Even when our policies and procedures are followed and decisions are made based on these estimates, results of operations may be diminished if the judgments and assumptions underlying those calculations prove to be wrong or inaccurate.

Our financial performance may be adversely affected if we or our affiliates are unable to successfully operate our pooled electric generating facilities.

      Our performance depends on the successful operation of our pooled electric generating facilities. Operating electric generating facilities involves many risks, including:

o     operator error and breakdown or failure of equipment or processes;
o operating limitations that may be imposed by environmental or other regulatory requirements;
o     labor disputes;
o     fuel supply interruptions; and
o catastrophic events such as fires, earthquakes, explosions, floods or other similar occurrences.

      A decrease or elimination of revenues from power produced by our electric generating facilities or an increase in the cost of operating the facilities would adversely affect our results of operations.

Parties with whom we have contracts may fail to perform their obligations, which could harm our results of operations.

      We are exposed to the risk that counterparties that owe us money or power will breach their obligations. Should the counterparties to these arrangements fail to perform, we may be forced to enter into alternative hedging arrangements or honor underlying commitments at then-current market prices that may exceed our contractual prices, which would cause our financial results to be diminished and we might incur losses. As reported in the national press, the credit downgrades of numerous participants in this market would suggest that credit rating agencies have concluded that the risk of default by such participants has increased. Although our estimates take into account the expected probability of default by a counterparty, our actual exposure to a default by a counterparty may be greater than the estimates predict if defaults by counterparties exceed our estimates.

We rely on electric transmission facilities that we do not own or control. If these facilities do not provide us with adequate transmission capacity, we may not be able to deliver our wholesale electric power to the purchasers of our power.

      We depend on transmission facilities owned and operated by other unaffiliated power companies to deliver the power we sell at wholesale. This dependence exposes us to a variety of risks. If transmission is disrupted, or transmission capacity is inadequate, we may not be able to sell and deliver our wholesale power. If a region's power transmission infrastructure is inadequate, our recovery of wholesale costs and profits may be limited. If restrictive transmission price regulation is imposed, the transmission companies may not have sufficient incentive to invest in expansion of transmission infrastructure.

      The FERC has issued electric transmission initiatives that require electric transmission services to be offered unbundled from commodity sales. Although these initiatives are designed to encourage wholesale market transactions for electricity, access to transmission systems may in fact not be available if transmission capacity is insufficient because of physical constraints or because it is contractually unavailable. We also cannot predict whether transmission facilities will be expanded in specific markets to accommodate competitive access to those markets.

We do not fully hedge against price changes in commodities.

      We routinely enter into contracts to purchase and sell electricity as part of our power marketing and trading operations and to procure fuel. In connection with these trading activities, we routinely enter into financial contracts, including futures and options, over-the-counter options, swaps and other derivative contracts. These activities expose us to risks from price movements. If the values of the financial contracts change in a manner we do not anticipate, it could harm our financial position or reduce the financial contribution of our trading operations.

      We manage our exposure by establishing risk limits and entering into contracts to offset some of our positions (i.e., to hedge our exposure to demand, market effects of weather and other changes in commodity prices). However, we do not always hedge the entire exposure of our operations from commodity price volatility. To the extent we do not hedge against commodity price volatility, our results of operations and financial position may be improved or diminished based upon our success in the market.

We are unable to predict the course, results or impact, if any, of current or future energy market investigations.

      In February 2002, the FERC issued an order directing its staff to conduct a fact-finding investigation into whether any entity, including Enron Corp., manipulated short-term prices in electric energy or natural gas markets in the West or otherwise exercised undue influence over wholesale prices in the West, for the period January 1, 2000, forward. In April 2002, AEP furnished certain information to the FERC in response to their related data request.

      Pursuant to the FERC's February order, on May 8, 2002, the FERC issued further data requests, including requests for admissions, with respect to certain trading strategies engaged in by Enron Corp. and, allegedly, traders of other companies active in the wholesale electricity and ancillary services markets in the West, particularly California, during the years 2000 and 2001. This data request was issued to AEP as part of a group of over 100 entities designated by the FERC as all sellers of wholesale electricity and/or ancillary services to the California Independent System Operator and/or the California Power Exchange.

      The May 8, 2002 FERC data request required senior management to conduct an investigation into AEP's trading activities during 2000 and 2001 and to provide an affidavit as to whether AEP engaged in certain trading practices that the FERC characterized in the data request as being potentially manipulative. AEP's senior management complied with the order and denied its involvement with those trading practices.

      On May 21, 2002, the FERC issued a further data request with respect to this matter to AEP and over 100 other market participants requesting information for the years 2000 and 2001 concerning "wash," "round trip" or "sale/buy back" trading in the Western System Coordinating Council (WSCC), which involves the sale of an electricity product to another company together with a simultaneous purchase of the same product at the same price (collectively, wash sales). Similarly, on May 22, 2002, the FERC issued an additional data request with respect to this matter to AEP and other market participants requesting similar information for the same period with respect to the sale of natural gas products in the WSCC and Texas. After reviewing its records, AEP responded to the FERC that it did not participate in any "wash sale" transactions involving power or gas in the relevant market. AEP further informed the FERC that certain of its traders did engage in trades on the Intercontinental Exchange, an electronic electricity trading platform owned by a group of electricity trading companies, including AEP, on September 21, 2001, the day on which all brokerage commissions for trades on that exchange were donated to charities for the victims of the September 11, 2001 terrorist attacks, which do not meet the FERC criteria for a "wash sale" but do have certain characteristics in common with such sales.

      The Public Utility Commission of Texas, which has jurisdiction over several of our affiliates, also issued similar data requests to AEP and other power marketers. AEP responded to such data request by the July 2, 2002 response date. The U.S. Commodity Futures Trading Commission (CFTC) issued a subpoena to AEP on June 17, 2002 requesting information with respect to "wash sale" trading practices. AEP responded to the CFTC.

      In August 2002, AEP received an informal data request from the SEC asking it to voluntarily provide documents related to "round-trip" or "wash" trades and AEP has provided the requested information to the SEC. In March 2003, we received a subpoena from the SEC. The subpoena seeks additional information and is part of the SEC's formal investigative process. We responded to the subpoena in April 2003. AEP recently completed a review of its trading activities in the United States for the last three years involving sequential trades with the same terms and counterparties. The revenue from such trading is not material to either our financial statements or AEP's. We believe that substantially all these transactions involve economic substance and risk transference and do not constitute "wash sales".

      Management is unable to predict the course or outcome of these or any future energy market investigations or their impact, if any, on power commodity trading generally or, more specifically, on our trading operations or future results of operations and cash flows.

Diminished liquidity in the wholesale power markets could negatively impact our earnings.

      The Enron Corp. bankruptcy and enhanced regulatory scrutiny have contributed to more rigorous credit rating review of wholesale power market participants. Credit downgrades of numerous other market participants have significantly reduced such participants' participation in the wholesale power markets. Likewise, numerous market participants have announced material scaling back of or exit from the wholesale power market business. These events are causing a decrease in the number of significant participants in the wholesale power markets, at least temporarily, which has resulted and could continue to result in a decrease in the volume and liquidity in the wholesale power markets. Such decreases have had a negative impact on our results of operations, cash flows and financial conditions. We are unable to predict the impact of such developments on our power marketing and trading business if such developments continue.

Potential for disruption exists if the delay of a FERC market power mitigation order is lifted.

      A FERC order on AEP's triennial market based wholesale power rate authorization update required certain mitigation actions that certain AEP subsidiaries, including us, would need to take for sales/purchases within its control area and required AEP to post information on its website regarding its power systems status. As a result of a request for rehearing filed by AEP and other market participants, FERC issued an order delaying the effective date of the mitigation plan until after a planned technical conference on market power determination. No such conference has been held and management is unable to predict the timing of any further action by the FERC or its affect on future results of our operations and cash flows.

                RISKS RELATED TO MARKET OR ECONOMIC VOLATILITY

We are subject to risks associated with a changing economic environment.

      In response to the occurrence of several recent events, including the September 11, 2001 terrorist attack on the United States, the ongoing war against terrorism by the United States and the bankruptcy of Enron Corp., the financial markets have been disrupted in general, and the availability and cost of capital for our business and that of our competitors has been at least temporarily harmed. In addition, following the bankruptcy of Enron Corp., the credit ratings agencies initiated a thorough review of the capital structure and earnings power of energy companies, including us. These events could constrain the capital available to our industry and could limit our access to funding for our operations. Our business is capital intensive, and we are dependent upon our ability to access capital at rates and on terms we determine to be attractive. If our ability to access capital becomes significantly constrained, our interest costs will likely increase and our financial condition and results of operations could be adversely affected.

      The insurance industry has also been disrupted by these events. As a result, the availability of insurance covering risks we and our competitors typically insure against may decrease. In addition, the insurance we are able to obtain may have higher deductibles, higher premiums and more restrictive policy terms.

A downgrade in our credit rating or that of AEP could negatively affect our ability to access capital and/or to operate our power trading businesses.

      Standard & Poor's and Moody's rate our senior, unsecured debt at BBB and A3, respectively. If Moody's or Standard & Poor's were to downgrade our long-term rating, particularly below investment grade, our borrowing costs would increase, which would diminish our financial results. In addition, we would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease.

      On February 10, 2003, Moody's downgraded AEP's short-term debt rating to P-3 (with stable outlook) from P-2. On March 7, 2003, Standard & Poor's affirmed AEP's short-term rating of A-2 with stable outlook. As a result of the Moody's downgrade, AEP's access to the commercial paper market may be limited and our short-term debt borrowing costs may increase because we conduct our short-term borrowing through AEP and on the same terms available to AEP.

      Our power trading business relies on the investment grade ratings of our senior, unsecured debt. Most of our counterparties require the creditworthiness of an investment grade entity to stand behind transactions. If our rating were to decline below investment grade, our ability to profitably operate our power trading business would be diminished, because we would likely have to deposit cash or cash related instruments, which would reduce our profits.

                       RATIO OF EARNINGS TO FIXED CHARGES

      The Ratio of Earnings to Fixed Charges for each of the periods indicated is as follows:

           Twelve Months
           Period Ended             Ratio
           ---------------          -----
           December 31, 1998        3.42
           December 31, 1999        3.88
           December 31, 2000        3.68
           December 31, 2001        4.91
           December 31, 2002        5.88
           September 30, 2003       4.75

      For current information on the Ratio of Earnings to Fixed Charges, please see our most recent Form 10-K (as updated by the Current Report on Form 8-K dated May 14, 2003) and 10-Q. See Documents Incorporated By Reference in the accompanying prospectus.

                                 USE OF PROCEEDS

      The Company proposes to use the net proceeds from the sale of the Senior Notes to fund its construction program, to repay short-term indebtedness and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      The Company has estimated that its consolidated construction costs (inclusive of allowance for funds used during construction) for 2003 will be approximately $142,000,000. At September 30, 2003, the Company had approximately $152,000,000 of short-term unsecured indebtedness outstanding.

                 SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

      The following description of the particular terms of the Senior Notes supplements and in certain instances replaces the description of the general terms and provisions of the Senior Notes under Description of the Notes in the accompanying Prospectus. We will issue the Senior Notes under an Indenture, dated as of September 1, 1997, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as Trustee, as supplemented and amended and as to be further supplemented and amended.

Principal Amount, Maturity and Interest

      The Senior Notes will initially be issued in an aggregate principal amount of $150,000,000. We may, without consent of the holders of the Senior Notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the applicable Senior Notes. These notes, together with the applicable Senior Notes, will be a single series of notes under the Indenture.

      The Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on December 1, 2010 and will bear interest at the rate of 4.40% per year from November 25, 2003 until December 1, 2010. The Senior Notes are not subject to any sinking fund provision.

      Interest on each Senior Note will be payable semi-annually in arrears on each June 1 and December 1 and at redemption, if any, or maturity. The initial interest payment date is June 1, 2004. Each payment of interest shall include interest accrued through the day before such interest payment date. Interest on the Senior Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

      We will pay interest on the Senior Notes (other than interest payable at redemption, if any, or maturity) in immediately available funds to the owners of the Senior Notes as of the Regular Record Date (as defined below) for each interest payment date.

      We will pay the principal of the Senior Notes and any premium and interest payable at redemption, if any, or at maturity in immediately available funds at the office of Deutsche Bank Trust Company Americas, Corporate Trust and Agency Services, 60 Wall Street, MSNYC 60-2515, New York, New York 10005.

      If any interest payment date, redemption date or the maturity is not a Business Day (as defined below), we will pay all amounts due on the next succeeding Business Day and no additional interest will be paid.

      "Business Day" means any day that is not a day on which banking institutions in New York City are authorized or required by law or regulation to close.

      The "Regular Record Date" will be the May 15 or November 15 prior to the relevant interest payment date.

Optional Redemption

      We may redeem the Senior Notes at our option at any time, upon no more than 60 and not less than 30 days' notice by mail. We may redeem the Senior Notes either as a whole or in part at a redemption price equal to the greater of
(1) 100% of the principal amount of the Senior Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed (excluding the portion of any such interest accrued to the date of redemption) discounted (for purposes of determining present value) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 20 basis points, plus, in each case, accrued interest thereon to the date of redemption.

      "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

      "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third Business Day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not published or does not contain such prices on such third Business Day, the Reference Treasury Dealer Quotation for such redemption date.

      "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer" means a primary U.S. Government Securities Dealer selected by us and reasonably acceptable to the Trustee.

      "Reference Treasury Dealer Quotation" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at or before 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

      "Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Exchange of Senior Notes upon Legal Separation

      If all or substantially all of our Transmission and Distribution Business is transferred to Columbus Southern Wires (whether or not the Transmission and Distribution Business constitutes "substantially all" of our total assets) as discussed above under THE COMPANY--Our Operations If We Legally Separate, holders will have the option to exchange their Senior Notes for notes of Columbus Southern Wires (Columbus Southern Wires Notes), the terms of which will be identical in all material respects to the Senior Notes. Alternatively, a holder may elect to retain its Senior Notes. If any holder fails to elect to retain its Senior Notes, unless otherwise required by law, such holder will be deemed to have exercised its option to exchange its Senior Notes for Columbus Southern Wires Notes. The transfer of all or substantially all of our Transmission and Distribution Business would not constitute a default with respect to the Senior Notes nor would it be deemed a sale or transfer of all or substantially all of our assets for purposes of the Indenture. Additionally, such transfer would not alter the terms of the Senior Notes, and the Senior Notes will continue to be governed by the Indenture.

      If legal separation occurs, Columbus Southern Wires will be obligated to file an exchange offer registration statement and offer holders the option to elect to (i) retain such Senior Notes or (ii) exchange such Senior Notes for Columbus Southern Wires Notes registered under the Securities Act of 1933, as amended (the "Securities Act").

      If a holder of a Senior Note fails to elect to retain its Senior Note, unless otherwise required by law, the holder will be deemed to have exercised its option to exchange such Senior Note for a Columbus Southern Wires Note. Furthermore, Columbus Southern Wires will be obligated to consummate the Exchange Offer within 150 days from the date of legal separation and failure to do so will result in Columbus Southern Power paying premium special interest on the Senior Notes at a rate of 0.50% per annum.

Certain Transfers of All or Substantially All Our Assets

      If we transfer any portion of our assets, but retain all or substantially all of our Transmission and Distribution Business, such transfer would not constitute a default with respect to the Senior Notes nor would it be deemed a sale or transfer of all or substantially all of our assets for purposes of the Indenture. Such transfer would not alter the terms of the Senior Notes and the Senior Notes would remain outstanding and continue to be governed by the Indenture.

Consolidation, Merger or Sale

      Subject to the conditions described under Exchange of Senior Notes upon Legal Separation and Certain Transfers of All or Substantially All Our Assets, we (or the successor to the Senior Notes, as the case may be) may merge or consolidate with any corporation or sell substantially all of our assets as an entirety as long as the successor or purchaser expressly assumes the payment of principal, and premium, if any, and interest on the notes.

Limitations on Liens

      So long as any of our Senior Notes issued pursuant to this prospectus supplement are outstanding, we will not create or suffer to be created or to exist any additional mortgage, pledge, security interest, or other lien (collectively, Liens) on any of our utility properties or tangible assets now owned or hereafter acquired to secure any indebtedness for borrowed money (Secured Debt), without providing that such Senior Notes will be similarly secured. Further, this restriction on Secured Debt does not apply to our existing first mortgage bonds that have previously been issued under our mortgage indenture or any indenture supplemental thereto; provided that this restriction will apply to future issuances thereunder (other than issuances of refunding first mortgage bonds). In addition, this restriction does not prevent the creation or existence of:

o Liens on property existing at the time of acquisition or construction of such property (or created within one year after completion of such acquisition or construction), whether by purchase, merger, construction or otherwise, or to secure the payment of all or any part of the purchase price or construction cost thereof, including the extension of any Liens to repairs, renewals, replacements, substitutions, betterments, additions, extensions and improvements then or thereafter made on the property subject thereto;
o     Financing of our accounts receivable for electric service;
o Any extensions, renewals or replacements (or successive extensions, renewals or replacements), in whole or in part, of liens permitted by the foregoing clauses; and
o The pledge of any bonds or other securities at any time issued under any of the Secured Debt permitted by the above clauses.

      In addition to the permitted issuances above, Secured Debt not otherwise so permitted may be issued in an amount that does not exceed 15% of Net Tangible Assets as defined below.

      "Net Tangible Assets" means the total of all assets (including revaluations thereof as a result of commercial appraisals, price level restatement or otherwise) appearing on our balance sheet, net of applicable reserves and deductions, but excluding goodwill, trade names, trademarks, patents, unamortized debt discount and all other like intangible assets (which term shall not be construed to include such revaluations), less the aggregate of our current liabilities appearing on such balance sheet.

      This restriction also will not apply to or prevent the creation or existence of leases made, or existing on property acquired, in the ordinary course of business.

Global Notes

      Upon issuance, the Senior Notes will be represented by one or more global notes deposited with The Depository Trust Company as the depositary for the Senior Notes and registered in the name of DTC's nominee. This means that we will not issue note certificates to each holder. One or more global notes will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a note certificate, a global note may not be transferred; except that DTC, its nominees, and their successors may transfer a global note as a whole to one another.

      Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

      DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (Direct Participants) deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participants' accounts. This eliminates the need to exchange note certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

      Other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant also use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

      A number of its Direct Participants and the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. own DTC.

      We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

      It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date. The customary practices between the participants and owners of beneficial interests will govern payments by participants to owners of beneficial interests in the global notes and voting by participants, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

      According to DTC, the foregoing information with respect to DTC has been provided to the Direct Participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

      Notes represented by a global note will be exchangeable for note certificates with the same terms in authorized denominations only if:

o DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or
o we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

                          CERTAIN UNITED STATES FEDERAL
                       INCOME AND ESTATE TAX CONSEQUENCES

      The following summary describes the material United States federal income tax consequences of the ownership of Senior Notes as of the date hereof. Except where noted, it deals only with Senior Notes purchased in the original issuance at the initial issue price and held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt entities, insurance companies, persons holding Senior Notes as a part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons liable for alternative minimum tax, investors in pass-through entities or U.S. Holders (as defined below) of the Senior Notes whose "functional currency" is not the United States dollar. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. If a partnership holds our Senior Notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Senior Notes, you should consult your tax advisors. Persons considering the purchase, ownership or disposition of Senior Notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

      As used herein, a "U.S. Holder" of a Senior Note means a holder that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (y) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person. A "Non-U.S. Holder" is a holder (other than an entity treated as a partnership) that is not a U.S. Holder.

Payments of Interest

      Stated interest on a Senior Note will generally be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes.

Sale, Exchange and Retirement of Senior Notes

      A U.S. Holder's tax basis in a Senior Note will, in general, be the U.S. Holder's cost therefor. Upon the sale, exchange, retirement or other disposition of a Senior Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange, retirement or other disposition (less any accrued and unpaid interest, which will be treated as a payment of interest for United States federal income tax purposes) and the adjusted tax basis of the Senior Note. Such gain or loss will be capital gain or loss. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Optional Redemption

      Under certain circumstances exercise of the option to redeem the Senior Notes will require us to pay a "make-whole" premium to a holder of the Senior Notes. We intend to take the position that the Senior Notes should not be treated as contingent payment debt instruments because of this additional payment. If the IRS successfully challenges this position, and the Senior Notes are treated as contingent payment debt instruments, the tax consequences of holding and disposing of the Senior Notes will differ materially from those discussed herein.

      You are urged to consult your own tax advisors regarding the United States federal income tax treatment of the "make-whole" premium and the consequences thereof.

Legal Separation

Tax consequences to U.S. Holders who retain their Senior Notes

      If we complete the legal separation, as more fully described under SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES--Exchange of Senior Notes upon Legal Separation, the legal separation will not result in a taxable event to those U.S. Holders who elect to retain their Senior Notes.

Tax consequences to U.S. Holders who do not retain their Senior Notes

      If we complete the legal separation, as more fully described under SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES--Exchange of Senior Notes upon Legal Separation, U.S. Holders who do not elect to retain their Senior Notes will exchange the Senior Notes for Columbus Southern Wires Notes. Although no ruling has been requested or received from the IRS, we currently intend to take the position that, subject to the discussion below of "excess principal amount," such an exchange should qualify for tax-free treatment if the exchange occurs before 2005.

      Even if the exchange qualifies for tax-free treatment, a U.S. Holder must nonetheless recognize gain to the extent of that portion of the Columbus Southern Wires Note's fair market value that is attributable to the "excess principal amount," if any. If neither the Senior Notes nor the Columbus Southern Wires Notes are "publicly traded" (as discussed below), there will be no excess principal amount. However, if the Senior Notes and/or the Columbus Southern Wires Notes are publicly traded, the calculation of excess principal amount is not clear under current United States federal income tax law. In particular, such calculation might be based upon the issue prices of the Senior Notes and the Columbus Southern Wires Notes, rather than on their stated principal amounts. You should consult your own tax advisor regarding alternative interpretations of excess principal amount and the United Stated federal income tax consequences thereof.

      If, contrary to our position, the exchange of Senior Notes is not treated as a tax-free transaction, the amount of gain or loss recognized by a U.S. Holder will generally be equal to the difference between the amount realized on the exchange and the U.S. Holder's adjusted tax basis in the Senior Notes. The amount realized will be equal to the stated principal amount of the Columbus Southern Wires Notes if neither the Senior Notes nor the Columbus Southern Wires Notes are treated as publicly traded. In such case, a U.S. Holder that purchased Senior Notes at their stated principal amount will not realize gain or loss on the exchange. If, however, the Columbus Southern Wires Notes are treated as publicly traded, the amount realized on the exchange will be equal to the fair market value of the Columbus Southern Wires Notes at the time of the exchange. Alternatively, if the Senior Notes but not the Columbus Southern Wires Notes are treated as publicly traded, the amount realized on the exchange will be equal to the fair market value of the Senior Notes at the time of the exchange. Except to the extent treated as ordinary income under the market discount rules, recognized gain or loss will generally be capital gain or loss; provided, however, that any amounts attributable to accrued but unpaid interest on the Senior Notes will be taxable as ordinary interest income. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Your initial tax basis in the Columbus Southern Wires Notes will be the issue price of the Columbus Southern Wires Notes on the date of the exchange, and the holding period of the Columbus Southern Wires Notes will begin on the day after the exchange.

      Currently, we are unsure if the Senior Notes or the Columbus Southern Wires Notes will be publicly traded. Certain underwriters have informed us that they intend to make a market in the Senior Notes. See UNDERWRITING. However, the determination of whether the Senior Notes or the Columbus Southern Wires Notes will be publicly traded at the time of the exchange is a question of fact that depends on circumstances at or near such time, including whether or not a market has actually been created for the Senior Notes and/or the Columbus Southern Wires Notes and whether or not recent price quotations of brokers, dealers or traders or actual prices of recent sales transactions are readily available.

      Regardless of whether the exchange of Senior Notes is treated as a tax-free transaction, if either the Senior Notes or the Columbus Southern Wires Notes are treated as publicly traded, the Columbus Southern Wires Notes may be considered as issued with a premium or original issue discount (OID). If the Columbus Southern Wires Notes are issued with a premium, you may elect to amortize such premium over the life of the Columbus Southern Wires Notes. If the Columbus Southern Wires Notes are issued with OID, the tax consequences of holding and disposing of the Columbus Southern Wires Notes will differ materially from those discussed herein. You are urged to consult your own tax advisor regarding the potential application of the OID rules and the consequences thereof.

      As more fully described under SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES--Exchange of Senior Notes Upon Legal Separation, we may be required to pay a special interest premium to U.S. Holders of Senior Notes if Columbus Southern Wires fails to file a registration statement within 150 days from the date of legal separation. Although the matter is not free from doubt, we intend to take the position that a U.S. Holder of a Senior Note should be required to report any such additional interest as ordinary income for United States federal income tax purposes at the time it accrues or is received in accordance with such holder's method of accounting. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income may be different.

Non-U.S. Holders

      Under current United States federal income and estate tax law, and subject to the discussion below concerning backup withholding:

      (a) no withholding of United States federal income tax will be required with respect to the payment by us or any paying agent of principal or interest on a Senior Note owned by a Non-U.S. Holder under the "portfolio interest" rule, provided that (i) interest paid on the Senior Notes is not effectively connected with the beneficial owner's conduct of a trade or business in the United States;
(ii) the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder; (iii) the beneficial owner is not a controlled foreign corporation that is related to us through stock ownership; (iv) the beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code; and (v) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder.

      (b) no withholding of United States federal income tax generally will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange, retirement or other disposition of a Senior Note; and

      (c) a Senior Note beneficially owned by an individual who at the time of death is not a citizen or resident of the United States will not be subject to United States federal estate tax as a result of such individual's death, provided that any payment to such holder on the Senior Note, would be eligible for exemption from the 30% federal withholding tax under the "portfolio interest" rule described in paragraph (a) above without regard to the statement requirement described in (a)(v) above.

      To satisfy the requirement referred to in (a)(v) above, the beneficial owner of such Senior Note, or a financial institution holding the Senior Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of us with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides its name and address, and certifies, under penalties of perjury, that it is not a United States person (which certification may be made on an IRS Form W-8BEN) or (2) a financial institution holding the Senior Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it, and furnishes a paying agent with a copy thereof. The statement requirement referred to in (a)(v) above may also be satisfied with other documentary evidence with respect to Senior Notes held through an offshore account or through certain foreign intermediaries.

      If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Senior Note provides us or any paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or
(2) IRS Form W-8ECI stating that interest paid on the Senior Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Alternative documentation may be applicable in certain situations.

      If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on the Senior Note is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to United States federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or a lesser rate under an applicable income tax treaty) of such amount, subject to adjustments.

      Any gain realized upon the sale, exchange, retirement or other disposition of a Senior Note generally will not be subject to United States federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.

      Special rules may apply to certain Non-U.S. Holders, such as "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies" and certain expatriates that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

U.S. Holders

      In general, information reporting requirements will apply to payments of principal and interest paid on Senior Notes and to the proceeds upon the sale of a Senior Note paid to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of exempt status or fails to report in full dividend and interest income.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders

      Information reporting will generally apply to payments of interest and the amount of tax, if any, withheld with respect to such payments to Non-U.S. Holders of the Senior Notes. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

      In general, no backup withholding will be required with respect to payments made by us or any paying agent to Non-U.S. Holders if a statement described in (a)(v) under Non-U.S. Holders has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person).

      In addition, information reporting and, depending on the circumstances, backup withholding, will apply to the proceeds of the sale of a Senior Note within the United States or conducted through United States-related financial intermediaries unless the statement described in (a)(v) under Non-U.S. Holders has been received (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption.

                                  UNDERWRITING

     We intend to offer the Senior Notes through the underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the Senior Notes listed opposite their names below.

             Underwriter                         Principal Amount
      Merrill Lynch, Pierce, Fenner &
      Smith Incorporated..............             $120,000,000
      The Royal Bank of Scotland plc..               30,000,000
                                             ------------------

             Total....................             $150,000,000
                                               ================

      The underwriters have agreed to purchase all of the Senior Notes sold pursuant to the underwriting agreement if any of these Senior Notes are purchased. If an underwriter defaults, the underwriting agreement provides that the underwriting commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the Senior Notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the Senior Notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

      The underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .375% of the principal amount of the Senior Notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .250% of the principal amount of the Senior Notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The expenses of the offering, not including the underwriting discount, are estimated to be $183,750 and are payable by us.

New Issue of Senior Notes

      The Senior Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Senior Notes on any national securities exchange or for quotation of the Senior Notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the Senior Notes after the completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the Senior Notes or that an active public market for the Senior Notes will develop. If an active public trading market for the Senior Notes does not develop, the market price and liquidity of the Senior Notes may be adversely affected.

Price Stabilization and Short Positions

      In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the Senior Notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the Senior Notes. If the underwriters create a short position in the Senior Notes in connection with the offering, i.e., if they sell more Senior Notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing Senior Notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received customary fees and commissions for these transactions.



PROSPECTUS

                         COLUMBUS SOUTHERN POWER COMPANY
                                  $350,000,000
                                 DEBT SECURITIES

      Columbus Southern Power Company (the "Company") intends to offer, from time to time, up to $350,000,000 aggregate principal amount of unsecured debt securities ("Debt Securities") consisting of (i) its notes or other unsecured evidences of indebtedness (collectively, the "New Notes") and (ii) its junior subordinated deferrable interest debentures (the "New Junior Subordinated Debentures"). The Debt Securities will be offered in one or more series in amounts, at prices and on terms to be determined at the time or times of sale. The title, aggregate principal amount, denomination, interest rate or rates (or manner of calculation thereof), time of payment of interest, maturity or maturities, initial public offering price, if any, redemption provisions, if any, any listing on a securities exchange and other specific terms of each series of Debt Securities in respect of which this Prospectus is being delivered will be set forth in an accompanying prospectus supplement and/or pricing supplement thereto ("Prospectus Supplement").

      The Prospectus Supplement relating to any series of Debt Securities will contain information regarding certain United States income tax considerations, if applicable to such Debt Securities.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The Company may sell the Debt Securities through underwriters, dealers or agents, or directly to one or more institutional purchasers. A Prospectus Supplement will set forth the names of underwriters or agents, if any, any applicable commissions or discounts and the net proceeds to the Company from any such sale. See "Plan of Distribution" herein.

                 The date of this Prospectus is June 8, 1998.


      No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer made by this Prospectus or any Prospectus Supplement relating hereto, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter, agent or dealer. Neither this Prospectus nor this Prospectus as supplemented by any Prospectus Supplement constitutes an offer to sell, or a solicitation of an offer to buy, by any underwriter, agent or dealer in any jurisdiction in which it is unlawful for such underwriter, agent or dealer to make such an offer or solicitation. Neither the delivery of this Prospectus or this Prospectus as supplemented by any Prospectus Supplement nor any sale made thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or thereof.

                              AVAILABLE INFORMATION

      The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "1934 Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "SEC"). Such reports and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549; Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company. Certain of the Company's securities are listed on the New York Stock Exchange, where reports and other information concerning the Company may also be inspected.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The following documents filed by the Company with the SEC are incorporated in this Prospectus by reference:

      The Company's Annual Report on Form 10-K for the year ended
      December 31, 1997;

      The Company's Quarterly Report on Form 10-Q for the period ended March 31, 1998 and Form 10-Q/A filed May 15, 1998; and

      The Company's Current Report on Form 8-K dated May 15, 1998.

      All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act after the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein or in a Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

      The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents described above which have been incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests for copies of such documents should be addressed to Mr. G. C. Dean, American Electric Power Service Corporation, 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number: 614-223-1000). The information relating to the Company contained in this Prospectus or any Prospectus Supplement relating hereto does not purport to be comprehensive and should be read together with the information contained in the documents incorporated by reference.

                                TABLE OF CONTENTS
                                                               Page
Available Information............................................2
Documents Incorporated by Reference..............................2
Table of Contents................................................3
The Company......................................................3
Use of Proceeds..................................................3
Ratio of Earnings to Fixed Charges...............................4
Description of the New Notes.....................................4
Description of New Junior Subordinated Debentures................10
Legal Opinions...................................................16
Experts..........................................................16
Plan of Distribution.............................................16

                                   THE COMPANY

      The Company is engaged in the generation, sale, purchase, transmission and distribution of electric power to approximately 621,000 customers in central and southern Ohio, and in selling electric power at wholesale to other electric utilities and to municipally owned distribution systems within its service areas. Its principal executive offices are located at 215 North Front Street, Columbus, Ohio 43215 (telephone number: 614-464-7700). The Company is a subsidiary of American Electric Power Company, Inc. ("AEP") and is a part of the American Electric Power integrated utility system (the "AEP System"). The executive offices of AEP are located at 1 Riverside Plaza, Columbus, Ohio 43215 (telephone number: 614-223-1000).

                                 USE OF PROCEEDS

      The Company proposes to use the net proceeds from the sale of the Debt Securities to redeem or repurchase certain of its outstanding debt and/or preferred stock, to fund its construction program, to repay short-term indebtedness incurred in connection with such redemptions, repurchases or funding its construction program and for other corporate purposes. Proceeds may be temporarily invested in short-term instruments pending their application to the foregoing purposes.

      The Company has estimated that its consolidated construction costs (inclusive of allowance for funds used during construction) during 1998 will be approximately $118,000,000. At May 15, 1998, the Company had approximately $49,000,000 of short-term indebtedness outstanding.

                       RATIO OF EARNINGS TO FIXED CHARGES

      Below is set forth the ratio of earnings to fixed charges for each of the twelve month periods ended December 31, 1993 through 1997 and March 31, 1998:

               12-Month
             Period Ended.                     Ratio
             ------------                      -----

           December 31, 1993                   0.76(a)
           December 31, 1994                   2.81
           December 31, 1995                   2.97
           December 31, 1996                   3.01
           December 31, 1997                   3.23
           March 31, 1998.                     3.15

(a) Ratio includes the effect of the Loss from Zimmer Plant Disallowance of $144,533,000 (net of applicable income taxes of $14,534,000). As a result, earnings for the twelve months ended December 31, 1993 were inadequate to cover fixed charges by $21,744,000. If the effect of the Loss from Zimmer Plant Disallowance were excluded, the ratio would be 2.46 for the twelve months ended December 31, 1993.

                            DESCRIPTION OF NEW NOTES

      The New Notes will be issued in one or more series under an Indenture, dated as of September 1, 1997, between the Company and Bankers Trust Company, as Trustee (the "Note Trustee"), as heretofore supplemented and amended and as to be further supplemented and amended from time to time by one or more supplemental indentures or Company Orders (the "Note Indenture"). Section and Article references used in this "Description of New Notes" are references to provisions of the Note Indenture unless otherwise noted. Capitalized terms used in this section and not otherwise defined have the meanings ascribed to such terms in the Note Indenture.

      All notes (including the New Notes) to be issued under the Note Indenture are herein sometimes referred to as "Notes". Copies of the Note Indenture and Company Order pursuant to which each series of the New Notes may be issued are filed as exhibits to the Registration Statement.

      The following statements include brief summaries of certain provisions of the Note Indenture under which the New Notes will be issued. Such summaries do not purport to be complete and reference is made to the Note Indenture for complete statements of such provisions. Such summaries are qualified in their entirety by such reference and do not relate or give effect to provisions of statutory or common law.

General

      The New Notes will be unsecured obligations of the Company and will rank pari passu with all other unsecured debt of the Company, except debt that by its terms is subordinated to the other unsecured debt of the Company. The Note Indenture provides that the New Notes may be issued thereunder without limitation as to aggregate principal amount and may be issued thereunder from time to time in one or more series or one or more Tranches thereof, as authorized by a Board Resolution and as set forth in a Company Order or one or more supplemental indentures creating such series. (Section 2.01).

      Substantially all of the fixed properties and franchises of the Company are subject to the lien of its first mortgage bonds (the "Bonds") issued under and secured by an Indenture of Mortgage and Deed of Trust, dated as of September 1, 1940, as previously supplemented and amended by supplemental indentures, between the Company and Citibank, N.A., as trustee.

      A description of the following terms of each series of New Notes in respect of which this Prospectus is being delivered will be contained in a Prospectus Supplement:

           (1)  the title of such series of the New Notes;

           (2) any limit upon the aggregate principal amount of the New Notes of that series which may be authenticated and delivered;

           (3) the date or dates on which the principal of the New Notes of the series is payable;

           (4) the rate or rates (which may be fixed or variable) at which the New Notes of the series shall bear interest or the manner of calculation of such rate or rates, if any;

           (5) the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest will be payable or the manner of determination of such Interest Payment Dates and the record date for the determination of holders to whom interest is payable on any such Interest Payment Dates;

           (6) the place or places where the principal of, and premium, if any, and interest, if any, on the New Notes of that series shall be payable;

           (7) the terms, if any, regarding the redemption, purchase or repayment of such series (whether at the option of the Company or a holder of the New Notes of such series and whether pursuant to any sinking fund or analogous provisions, including payments made in cash in anticipation of future sinking fund obligations) including redemption, purchase or repayment date or dates of such series, if any, and the price or prices and other terms and conditions upon which New Notes of the series shall be redeemed or purchased, in whole or in part;

           (8) whether the New Notes are issuable as a Global Security and, in such case, the identity of the Depository for such series;

           (9) the denominations in which the New Notes of the series shall be issuable; and

           (10) any other terms with respect to such series (which terms shall not be inconsistent with the terms of the Note Indenture). (Section 2.01)

      The New Notes are not convertible into any other security of the Company. Except as may otherwise be described in a Prospectus Supplement, the covenants contained in the Note Indenture do not limit the amount of other debt, secured or unsecured, which may be issued by the Company. In addition, the Note Indenture does not contain any provisions that afford holders of Notes protection in the event of a highly leveraged transaction involving the Company.

Form, Exchange, Registration and Transfer

      Unless otherwise specified in a Prospectus Supplement, New Notes in definitive form will be issued only as registered Notes without coupons in such denominations as may be permitted under the Note Indenture and authorized by the Company in a supplemental indenture or Company Order. New Notes may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Security Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the Note Indenture. Such transfer or exchange will be effected upon the Company or the Security Registrar being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Note Trustee as Security Registrar with respect to New Notes. The Company may change the place for registration of transfer and exchange of the New Notes and may designate one or more additional places for such registration and exchange. (Sections 2.05 and 4.02).

      The Company shall not be required to (i) issue, register the transfer of or exchange any New Note during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of less than all the outstanding New Notes and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any New Notes or portions thereof called for redemption in whole or in part. (Section 2.05).

Payment and Paying Agents

      Unless otherwise indicated in a Prospectus Supplement, payment of principal of and premium, if any, on any New Note will be made only against surrender to the Paying Agent of such New Note. Principal of and any premium and interest on any New Note will be payable at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Security Register with respect to such New Note.

      Unless otherwise indicated in a Prospectus Supplement, the Note Trustee initially will act as Paying Agent with respect to New Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts. (Sections 4.02 and 4.03).

      All moneys paid by the Company to a Paying Agent for the payment of the principal of and premium, if any, or interest, if any, on any New Notes that remain unclaimed at the end of two years after such principal, premium, if any, or interest, if any, shall have become due and payable, subject to applicable law, will be repaid to the Company and the holder of such New Note thereafter will look only to the Company for payment thereof. (Section 11.04).

Modification of the Note Indenture

      The Note Indenture contains provisions permitting the Company and the Note Trustee, with the consent of the holders of not less than a majority in principal amount of Notes of each series that is affected by the modification, to modify the Note Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of Notes; provided, that no such modification may, without the consent of the holder of each outstanding Note affected thereby, (i) extend the fixed maturity of any Notes of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof, or reduce the amount of the principal of a Discount Security (as defined in the Note Indenture) that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the Note Indenture, (ii) reduce the percentage of Notes, the holders of which are required to consent to any such supplemental indenture, or (iii) reduce the percentage of Notes, the holders of which are required to waive any default and its consequences. (Section 9.02).

      In addition, the Company and the Note Trustee may execute, without the consent of any holder of Notes, any supplemental indenture for certain other usual purposes including the creation of any new series of Notes. (Sections 2.01, 9.01 and 10.01).

Events of Default

      The Note Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to each series of Notes:

           (a) failure for 30 days to pay interest on Notes of that series when due and payable; or

           (b) failure for 3 Business Days to pay principal or premium, if any, on Notes of that series when due and payable whether at maturity, upon redemption, pursuant to any sinking fund obligation, by declaration or otherwise; or

           (c) failure by the Company to observe or perform any other covenant (other than those specifically relating to another series) contained in the Note Indenture for 90 days after written notice to the Company from the Note Trustee or the holders of at least 33% in principal amount of the outstanding Notes of that series; or

           (d) certain events involving bankruptcy, insolvency or reorganization of the Company; or

           (e) any other event of default provided for in a series of Notes. (Section 6.01).

      The Note Trustee or the holders of not less than 33% in aggregate outstanding principal amount of any particular series of Notes may declare the principal due and payable immediately upon an Event of Default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive the default with respect to such series if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Note Trustee. (Sections
6.01 and 6.06).

      The holders of a majority in aggregate outstanding principal amount of any series of Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Note Trustee for that series. (Section 6.06). Subject to the provisions of the Note Indenture relating to the duties of the Note Trustee in case an Event of Default shall occur and be continuing, the Note Trustee will be under no obligation to exercise any of its rights or powers under the Note Indenture at the request or direction of any of the holders of the Notes, unless such holders shall have offered to the Note Trustee indemnity satisfactory to it. (Section 7.02).

      The holders of a majority in aggregate outstanding principal amount of any series of Notes affected thereby may, on behalf of the holders of all Notes of such series, waive any past default, except a default in the payment of principal, premium, if any, or interest when due otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Note Trustee) or a call for redemption of Notes of such series. (Section 6.06). The Company is required to file annually with the Note Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Note Indenture. (Section 5.03(d)).

Consolidation, Merger and Sale

      The Note Indenture does not contain any covenant that restricts the Company's ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions, provided that the successor corporation assumes due and punctual payment of principal or premium, if any, and interest on the Notes. (Section 10.01).

Legal Defeasance and Covenant Defeasance

      Notes of any series may be defeased in accordance with their terms and, unless the supplemental indenture or Company Order establishing the terms of such series otherwise provides, as set forth below. The Company at any time may terminate as to a series all of its obligations (except for certain obligations, including obligations with respect to the defeasance trust and obligations to register the transfer or exchange of a Note, to replace destroyed, lost or stolen Notes and to maintain agencies in respect of the Notes) with respect to the Notes of such series and the Note Indenture ("legal defeasance"). The Company at any time also may terminate as to a series its obligations with respect to the Notes of that series under any restrictive covenant which may be applicable to that particular series ("covenant defeasance").

      The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, the particular series may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option, a series may not be accelerated by reference to any restrictive covenant which may be applicable to that particular series.

      To exercise either of its defeasance options as to a series, the Company must deposit with the Note Trustee or any paying agent, in trust: moneys or Eligible Obligations, or a combination thereof, in an amount sufficient to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the Notes of such series that are Outstanding (as defined in the Note Indenture). Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Note Trustee an Opinion of Counsel to the effect that the holders of such Notes will not recognize gain, loss or income for federal income tax purposes as a result of the satisfaction and discharge of the Note Indenture with respect to such series and that such holders will realize gain, loss or income on such Notes, including payments of interest thereon, in the same amounts and in the same manner and at the same time as would have been the case if such satisfaction and discharge had not occurred. (Section 11.01).

      In the event the Company exercises its option to effect a covenant defeasance with respect to the Notes of any series and the Notes of that series are thereafter declared due and payable because of the occurrence of any Event of Default other than an Event of Default caused by failing to comply with the covenants which are defeased, the amount of money and Eligible Obligations on deposit with the Note Trustee may not be sufficient to pay amounts due on the Notes of that series at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable for such payments. (Section 11.01).

Governing Law

      The Note Indenture and Notes will be governed by, and construed in accordance with, the laws of the State of New York. (Section 13.05).

Concerning the Note Trustee

      AEP System companies, including the Company, utilize or may utilize some of the banking services offered by Bankers Trust Company in the normal course of their businesses.

               DESCRIPTION OF NEW JUNIOR SUBORDINATED DEBENTURES

      The New Junior Subordinated Debentures will be issued under an Indenture, dated as of September 1, 1995, between the Company and The First National Bank of Chicago, as Trustee (the "Debenture Trustee"), as heretofore supplemented and amended and as to be further supplemented and amended from time to time (the "Debenture Indenture"). Section and Article references used in this "Description of New Junior Subordinated Debentures" are references to provisions of the Debenture Indenture unless otherwise noted. Capitalized terms used in this section and not otherwise defined have the meanings ascribed to such terms in the Debenture Indenture.

      All junior subordinated deferrable interest debentures (including the New Junior Subordinated Debentures) issued and to be issued under the Debenture Indenture are herein sometimes referred to as "Junior Subordinated Debentures". Copies of the Debenture Indenture, including the form of Supplemental Debenture Indenture pursuant to which each series of the New Junior Subordinated Debentures will be issued are filed as exhibits to the Registration Statement.

      The following statements include brief summaries of certain provisions of the Debenture Indenture under which Junior Subordinated Debentures will be issued. Such summaries do not purport to be complete and reference is made to the Debenture Indenture for complete statements of such provisions. Such summaries are qualified in their entirety by such reference and do not relate or give effect to provisions of statutory or common law.

General

      The New Junior Subordinated Debentures will be unsecured, subordinated obligations of the Company. The Debenture Indenture provides that the Junior Subordinated Debentures may be issued from time to time in one or more series and does not limit the aggregate principal amount of Junior Subordinated Debentures that may be issued.

      A description of the following terms of each series of New Junior Subordinated Debentures in respect of which this Prospectus is being delivered will be contained in a Prospectus Supplement:

           (1)  the title of such series of the Junior Subordinated Debentures;

           (2) any limit upon the aggregate principal amount of the Junior Subordinated Debentures of that series which may be authenticated and delivered;

           (3) the date or dates on which the principal of the Junior Subordinated Debentures of the series is payable;

           (4) the rate or rates (which may be fixed or variable) at which the Junior Subordinated Debentures of the series shall bear interest or the manner of calculation of such rate or rates, if any;

           (5) the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest will be payable or the manner of determination of such Interest Payment Dates and the record date for the determination of holders to whom interest is payable on any such Interest Payment Dates;

           (6) the right to extend the interest payment periods and the duration of such extension;

           (7) the period or periods within which, the price or prices at which and the terms and conditions upon which, Junior Subordinated Debentures of the series may be redeemed, in whole or in part, at the option of the Company;

           (8) the obligation, if any, of the Company to redeem or purchase Junior Subordinated Debentures of the series pursuant to any sinking fund or analogous provisions (including payments made in cash in anticipation of future sinking fund obligations) or at the option of a holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, Junior Subordinated Debentures of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

           (9) the denominations in which the Junior Subordinated Debentures of the series shall be issuable;

           (10) any other terms with respect to such series (which terms shall not be inconsistent with the terms of the Debenture Indenture); and

           (11) whether the Junior Subordinated Debentures are issuable as a Global Debenture and, in such case, the identity of the Depository for such series. (Section 2.01).

      Except as may otherwise be described in a Prospectus Supplement, the covenants contained in the Debenture Indenture would not afford holders of New Junior Subordinated Debentures protection in the event of a highly leveraged transaction involving the Company.

Subordination

      The Debenture Indenture provides that payment of the principal of, premium, if any, and interest on, Junior Subordinated Debentures, including the New Junior Subordinated Debentures, is subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness (as defined below) of the Company as provided in the Debenture Indenture. No payment of principal of (including redemption and sinking fund payments), premium, if any, or interest on, Junior Subordinated Debentures may be made if payment of principal, premium, interest or any other payment on any Senior Indebtedness is not made when due, any applicable grace period with respect to such default has ended and such default has not been cured or waived or ceased to exist, or if the maturity of any Senior Indebtedness has been accelerated because of a default. Upon any distribution of assets of the Company to creditors upon any dissolution, winding up, liquidation or reorganization, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all principal of, premium, if any, and interest due or to become due on, all Senior Indebtedness must be paid in full before any payment is made on Junior Subordinated Debentures. Subject to the payment in full of all Senior Indebtedness, the rights of the holders of Junior Subordinated Debentures will be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions applicable to Senior Indebtedness until all amounts owing on Junior Subordinated Debentures are paid in full. (Sections 14.01 to 14.04).

      The term "Senior Indebtedness" shall mean the principal of, premium, if any, interest on and any other payment due pursuant to any of the following, whether outstanding at the date of execution of the Debenture Indenture or thereafter incurred, created or assumed:

           (a) all indebtedness of the Company evidenced by notes, debentures, bonds or other securities sold by the Company for money or other obligations for money borrowed;

           (b) all indebtedness of others of the kinds described in the preceding clause (a) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company;

           (c) all installment purchase agreements entered into by the Company in connection with revenue bonds issued by an agency or political subdivision of a state of the United States of America; and

           (d) all renewals, extensions or refundings of indebtedness of the kinds described in either of the preceding clauses (a), (b) and (c);

unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of payment to or is pari passu with Junior Subordinated Debentures. Such Senior Indebtedness shall continue to be Senior Indebtedness and entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness. (Sections 1.01 and 14.08).

      The Debenture Indenture does not limit the aggregate amount of Senior Indebtedness that may be issued. As of May 15, 1998, Senior Indebtedness of the Company aggregated approximately $906,520,000.

Form, Exchange, Registration and Transfer

      Unless otherwise specified in a Prospectus Supplement, New Junior Subordinated Debentures in definitive form will be issued only as registered Junior Subordinated Debentures without coupons in denominations of $25 and in integral multiples thereof authorized by the Company. New Junior Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) or exchange, at the office of the Debenture Registrar, without service charge and upon payment of any taxes and other governmental charges as described in the Debenture Indenture. Such transfer or exchange will be effected upon the Company or the Debenture Registrar being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Debenture Trustee as Debenture Registrar with respect to New Junior Subordinated Debentures. (Section 2.05).

      The Company shall not be required to (i) issue, register the transfer of or exchange any New Junior Subordinated Debenture during a period beginning at the opening of business 15 days before the day of the mailing of a notice of redemption of less than all the outstanding New Junior Subordinated Debentures and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any New Junior Subordinated Debentures or portions thereof called for redemption. (Section 2.05).

Payment and Paying Agents

      Unless otherwise indicated in a Prospectus Supplement, payment of principal of and premium (if any) on any New Junior Subordinated Debenture will be made only against surrender to the Paying Agent of such New Junior Subordinated Debenture. Principal of and any premium and interest on New Junior Subordinated Debentures will be payable at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the person entitled thereto as such address shall appear in the Debenture Register with respect to such New Junior Subordinated Debentures.

      Unless otherwise indicated in a Prospectus Supplement, the Debenture Trustee will act as Paying Agent with respect to New Junior Subordinated Debentures. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts. (Sections 4.02 and 4.03).

      All moneys paid by the Company to a Paying Agent for the payment of the principal of or premium or interest, if any, on any New Junior Subordinated Debenture that remain unclaimed at the end of two years after such principal, premium, if any, or interest shall have become due and payable, subject to applicable law, will be repaid to the Company and the holder of such New Junior Subordinated Debenture will thereafter look only to the Company for payment thereof. (Section 11.04).

Modification of the Debenture Indenture

      The Debenture Indenture contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of Junior Subordinated Debentures of each series that are affected by the modification, to modify the Debenture Indenture or any supplemental indenture affecting that series or the rights of the holders of that series of Junior Subordinated Debentures; provided, that no such modification may, without the consent of the holder of each outstanding Junior Subordinated Debenture affected thereby, (i) extend the fixed maturity of any Junior Subordinated Debentures of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof or (ii) reduce the percentage of Junior Subordinated Debentures, the holders of which are required to consent to any such supplemental indenture. (Section 9.02).

      In addition, the Company and the Debenture Trustee may execute, without the consent of any holder of Junior Subordinated Debentures, any supplemental indenture for certain other usual purposes including the creation of any new series of Junior Subordinated Debentures. (Sections 2.01, 9.01 and 10.01).

Events of Default

      The Debenture Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an "Event of Default" with respect to each series of Junior Subordinated Debentures:

           (a) failure for 10 days to pay interest on Junior Subordinated Debentures of that series when due; provided that a valid extension of the interest payment period by the Company shall not constitute a default in the payment of interest for this purpose; or

           (b) failure to pay principal or premium, if any, on Junior Subordinated Debentures of that series when due whether at maturity, upon redemption, by declaration or otherwise, or to make payment required by any sinking or analogous fund with respect to that series; or

           (c) failure by the Company to observe or perform any other covenant (other than those specifically relating to another series) contained in the Debenture Indenture for 90 days after written notice to the Company from the Debenture Trustee or the holders of at least 25% in principal amount of the outstanding Junior Subordinated Debentures of that series; or

           (d) certain events involving bankruptcy, insolvency or reorganization of the Company. (Section 6.01).

      The Debenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of any particular series of Junior Subordinated Debentures may declare the principal due and payable immediately upon an Event of Default with respect to such series, but the holders of a majority in aggregate outstanding principal amount of such series may annul such declaration and waive the default with respect to such series if the default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Debenture Trustee. (Sections 6.01 and 6.06).

      The holders of a majority in aggregate outstanding principal amount of any series of Junior Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee for that series. (Section 6.06). Subject to the provisions of the Debenture Indenture relating to the duties of the Debenture Trustee in case an Event of Default shall occur and be continuing, the Debenture Trustee will be under no obligation to exercise any of its rights or powers under the Debenture Indenture at the request or direction of any of the holders of the Junior Subordinated Debentures, unless such holders shall have offered to the Debenture Trustee indemnity satisfactory to it. (Section 7.02).

      The holders of a majority in aggregate outstanding principal amount of any series of Junior Subordinated Debentures affected thereby may, on behalf of the holders of all Junior Subordinated Debentures of such series, waive any past default, except a default in the payment of principal, premium, if any, or interest when due otherwise than by acceleration (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal otherwise than by acceleration and any premium has been deposited with the Debenture Trustee) or a call for redemption of Junior Subordinated Debentures of such series. (Section 6.06). The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants under the Debenture Indenture. (Section 5.03(d)).

Consolidation, Merger and Sale

      The Debenture Indenture does not contain any covenant that restricts the Company's ability to merge or consolidate with or into any other corporation, sell or convey all or substantially all of its assets to any person, firm or corporation or otherwise engage in restructuring transactions, provided that the successor corporation assumes due and punctual payment of principal or premium, if any, and interest on the Junior Subordinated Debentures. (Section 10.01).

Defeasance and Discharge

      Under the terms of the Debenture Indenture, the Company will be discharged from any and all obligations in respect of the New Junior Subordinated Debentures (except in each case for certain obligations to register the transfer or exchange of New Junior Subordinated Debentures, replace stolen, lost or mutilated New Junior Subordinated Debentures, maintain paying agencies and hold moneys for payment in trust) if the Company deposits with the Debenture Trustee, in trust, moneys or Governmental Obligations (as defined in the Debenture Indenture), or a combination thereof, in an amount sufficient to pay all the principal of, and interest on, New Junior Subordinated Debentures of such series on the dates such payments are due in accordance with the terms of the New Junior Subordinated Debentures. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Debenture Trustee an Opinion of Counsel to the effect that the holders of the New Junior Subordinated Debentures will not recognize gain, loss or income for federal income tax purposes as a result of the satisfaction and discharge of the Debenture Indenture with respect to such series and such holders will be subject to federal income taxation on the same amounts and in the same manner and at the same times as if such satisfaction and discharge had not occurred. (Section 11.01).

Governing Law

      The Debenture Indenture and New Junior Subordinated Debentures will be governed by, and construed in accordance with, the laws of the State of New York. (Section 13.05).

Concerning the Debenture Trustee

      AEP System companies, including the Company, utilize or may utilize some of the banking and/or capital leasing services offered by The First National Bank of Chicago in the normal course of their businesses. Among such services are the making of short-term loans, generally at rates related to the prime commercial interest rate.

                                 LEGAL OPINIONS

      Opinions with respect to the legality of the Debt Securities will be rendered by Simpson Thacher & Bartlett, 425 Lexington Avenue, New York, New York, and 1 Riverside Plaza, Columbus, Ohio, counsel for the Company, and by Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York, counsel for the Underwriters. Additional legal opinions in connection with the offering of the Debt Securities may be given by John F. Di Lorenzo, Jr., Thomas G. Berkemeyer, David C. House or William E. Johnson, counsel for the Company. Mr. Di Lorenzo is Associate General Counsel, Mr. Berkemeyer is Assistant General Counsel, and Messrs. House and Johnson are Attorneys, in the Legal Department of American Electric Power Service Corporation, a wholly owned subsidiary of AEP. From time to time, Dewey Ballantine LLP acts as counsel to affiliates of the Company in connection with certain matters.

                                     EXPERTS

      The financial statements and related financial statement schedule incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                              PLAN OF DISTRIBUTION

      The Company may sell the Debt Securities in any of three ways: (i) through underwriters or dealers; (ii) directly to a limited number of purchasers or to a single purchaser; or (iii) through agents. The Prospectus Supplement relating to a series of the Debt Securities will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Debt Securities and the proceeds to the Company from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time after the initial public offering.

      If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. The underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriters will be set forth on the cover page of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all such Debt Securities if any are purchased.

      Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time. The Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the Debt Securities in respect of which the Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a reasonable best efforts basis for the period of its appointment.

      If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

      Subject to certain conditions, the Company may agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including certain liabilities under the Securities Act of 1933, as amended.

===============================================================================

                                  $150,000,000


                         COLUMBUS SOUTHERN POWER COMPANY


                     4.40% Senior Notes, Series E, due 2010




                         ------------------------------

                              PROSPECTUS SUPPLEMENT
                         ------------------------------



                               Merrill Lynch & Co.

                           The Royal Bank of Scotland





                                November 20, 2003

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